Exhibit 4(i)
Description of Our Common Stock

The following information describes the common stock, par value $5.00 per share, of Renasant Corporation (the “Company”), which is the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended, and supersedes and replaces the description of our common stock in Exhibit 4(viii) to our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 27, 2020. This description is qualified in its entirety by reference to the Company’s Articles of Incorporation, as amended (the “Articles”), and its Amended and Restated Bylaws, as amended (the “Bylaws”), and to the applicable provisions of the Mississippi Business Corporation Act of 1972, as amended (the “MBCA”), and other applicable provisions of Mississippi law.

General

The Articles authorize the issuance of up to 150,000,000 shares of common stock. A total of 63,557,383 shares were issued and outstanding as of July 31, 2024. The Company’s common stock trades on the New York Stock Exchange under the symbol “RNST.” As of July 31, 2024, approximately 2,445,224 shares of common stock were reserved for issuance under various employee and director benefit plans that the Company maintains.

The rights and privileges of holders of the Company’s common stock are subject to any preferences that the Company’s board of directors may set for any series of preferred stock that the Company may issue in the future. These preferences may relate to voting, dividend and liquidation rights, among other things.

Broadridge Corporate Issuer Solutions, Inc. serves as the registrar and transfer agent of the Company’s common stock.

Voting Rights

Holders of shares of the Company’s common stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. Shareholders do not have cumulative voting rights. Directors are elected by a plurality of votes cast. In all matters other than the election of directors, in general, a majority of votes cast on a matter, whether in person or by proxy, at a meeting of shareholders at which a quorum is present is sufficient to take action on such matter, except that supermajority votes are required to approve specified business combinations, as discussed below.

The Company’s board of directors has adopted a “majority voting” policy. Under this policy, which applies only in an uncontested election of directors, any nominee for director who receives a greater number of “withhold” votes for his or her election than votes “for” such election, although still elected to the board of directors, must promptly tender to the board of directors his or her resignation as a director, which will become effective upon acceptance by the board of directors. If any resignation is tendered under these circumstances, the nominating and corporate governance committee of the Company’s board of directors must consider the resignation and make a recommendation to the board of directors as to whether to accept or reject the director’s resignation. No later than 90 days after the shareholders meeting that resulted in a director being required to submit his or her resignation, the board of directors must consider the recommendation of the nominating committee and act on such resignation.

Supermajority Voting Provision

Exhibit 4(i)
The Articles contain a “fair price” provision. This provision requires the approval by the holders of not less than 80% of the Company’s outstanding voting stock, and the approval of the holders of not less than 67% of the Company’s outstanding voting stock held by shareholders other than a “controlling party” (defined to mean a shareholder owning or controlling 20% or more of the Company’s outstanding voting stock at the time of the proposed transaction), of any merger, consolidation or sale or lease of all or substantially all of the Company’s assets involving the controlling party. For purposes of the fair price provisions, “substantially all” of the Company’s assets means assets having a fair market value or book value, whichever is greater, that is at least 25% of the value of the Company’s total assets, as set forth on a balance sheet that is as of a date no more than 45 days prior to the proposed transaction. The elevated approval requirements do not apply if (1) the proposed transaction is approved by a majority of the Company’s board of directors or (2) the consideration the Company’s shareholders will receive in the proposed transaction meets certain minimum price requirements set forth in the Articles.

Under the Articles, the affirmative vote of the holders of at least 80% of the total outstanding shares of the Company’s common stock is required to alter, amend, repeal or adopt any provision inconsistent with these fair price provisions.

Dividend Rights

Holders of the Company’s common stock are entitled to receive dividends or distributions, whether payable in cash or otherwise, if, as and when declared by the Company’s board of directors, out of funds legally available for these payments. Under the MBCA, the Company may not pay a dividend if, after paying such dividend, (1) the Company would not be able to pay the Company’s debts as they become due or (2) the Company’s total assets would be less than the sum of the Company’s total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders, if any, whose rights are superior to those receiving the distribution.

As a bank holding company, the Company’s ability to pay dividends is substantially dependent on the ability of Renasant Bank, the Company’s wholly-owned subsidiary (the “Bank”), to transfer funds to the Company in the form of dividends, loans and advances. Accordingly, the Company’s declaration and payment of dividends depends upon the Bank’s earnings and financial condition, as well as upon general economic conditions and other factors. In addition, under Mississippi law, a Mississippi bank may not pay dividends unless its earned surplus is in excess of three times capital stock. A Mississippi bank with earned surplus in excess of three times capital stock may pay a dividend, subject to the approval of the Mississippi Department of Banking and Consumer Finance (the “DBCF”). In addition, the Federal Deposit Insurance Corporation (the “FDIC”) also has the authority to prohibit the Bank from engaging in business practices that the FDIC considers to be unsafe or unsound, which, depending on the financial condition of the Bank, could include the payment of dividends. Accordingly, the approval of the DBCF is required prior to the Bank paying dividends to the Company, and under certain circumstances the approval of the FDIC may be required. Finally, Federal Reserve regulations limit the amount the Bank may transfer to the Company in the form of a loan unless such loan is collateralized by specific obligations.

In addition to the FDIC and DBCF restrictions on dividends payable by the Bank to the Company, the Federal Reserve provided guidance on the criteria that it will use to evaluate the request by a bank holding company such as the Company to pay dividends in an aggregate amount that will exceed the bank holding company’s earnings for the period in which the dividends will be paid, which did not apply to the Company in 2023 or the first quarter of 2024. For purposes of this analysis, “dividend” includes not only dividends on preferred and common equity but also dividends on debt underlying trust

Exhibit 4(i)
preferred securities and other Tier 1 capital instruments. The Federal Reserve’s criteria evaluates whether the holding company (1) has net income over the past four quarters sufficient to fully fund the proposed dividend (taking into account prior dividends paid during this period), (2) is considering stock repurchases or redemptions in the quarter, (3) does not have a concentration in commercial real estate and (4) is in good supervisory condition, based on its overall condition and its asset quality risk. A holding company not meeting these criteria will require more in-depth consultations with the Federal Reserve.

Board of Directors; Filling Board Vacancies

At the Company’s 2024 Annual Meeting of Shareholders, the shareholders of the Company approved an amendment to the Company’s Articles to phase out the classified structure of the board of directors and provide for the annual election of directors. The annual election of directors will be phased in over three years. Directors whose terms expired at the 2024 Annual Meeting and who stood for election at the meeting were elected for a one-year term. At the 2025 Annual Meeting of Shareholders, the directors whose terms expire at such annual meeting and who are standing for election at such meeting, along with the directors elected at the 2024 Annual Meeting (as well as any other nominee for election as a director at such meeting), will be elected for a one-year term. Finally, at the 2026 Annual Meeting of Shareholders, all of the Company’s director nominees will stand for election for a one-year term.

The board of directors may fill a vacancy on the board of directors, including a vacancy created by an increase in the number of directors. Any director elected to the board of directors to fill a vacancy on the board of directors will hold office until the next annual meeting of shareholders. Under the MBCA, shareholders may remove a director with or without cause, but only at a meeting of shareholders called specifically for the purpose of removing such director (a shareholder’s rights to call a meeting are discussed below).

Liquidation and Other Rights

The Company’s shareholders are entitled to share ratably in the Company’s assets legally available for distribution to the Company’s shareholders in the event of the Company’s liquidation, dissolution or winding up, whether voluntary or involuntary, after payment of, or adequate provision for, all of the Company’s known debts and liabilities.

Holders of shares of the Company’s common stock have no preference, conversion or exchange rights and have no preemptive rights to subscribe for any of the Company’s securities. There are no sinking fund provisions applicable to the Company’s common stock. All outstanding common stock is, when issued against payment therefor, fully paid and non-assessable. Such shares are not redeemable at the option of the Company or holders thereof. Finally, subject to the MBCA and New York Stock Exchange rules, the Company’s board of directors may issue additional shares of the Company’s common stock or rights to purchase shares of the Company’s common stock without the approval of the Company’s shareholders.

Restrictions on Ownership

The ability of a third party to acquire the Company is limited under applicable United States banking laws and regulations. The Bank Holding Company Act of 1956, as amended (the “BHC Act”) generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring “control” of the Company. Control is generally defined as ownership of 25% or more of the voting stock of a company,

Exhibit 4(i)
the ability to control the election of a majority of the company’s board of directors or the other exercise of a “controlling influence” over a company. For any existing bank holding company, under the BHC Act such bank holding company must obtain the prior approval of the Federal Reserve before acquiring 5% or more of the Company’s voting stock. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, where no other person holds a greater percentage of that class of voting stock, constitutes acquisition of control of the bank holding company.

Anti-Takeover Provisions of the Articles of Incorporation

The Articles contain certain provisions that may make it more difficult to acquire control of the Company by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions, which are summarized below, are designed to encourage persons seeking to acquire control of the Company to negotiate with the Company’s directors. The Company believes that, as a general rule, the interests of the Company’s shareholders are best served if any change in control results from negotiations with the Company’s directors.

Fair Price Provision. The “fair price” provision in the Articles is described above. Subject to certain exceptions, this provision requires the approval by the holders of not less than 80% of the Company’s outstanding voting stock, and the approval by the holders of not less than 67% of the Company’s outstanding voting stock excluding shareholders constituting a “controlling party,” of any merger, consolidation or sale or lease of all or substantially all of the Company’s assets involving the controlling party. This fair price provision makes it more difficult for a third party to obtain approval of a business combination transaction.

Authority to Issue “Blank Check” Preferred Stock. The Company’s board of directors is authorized to issue, without any further approval from the Company’s shareholders, a series of preferred stock with the designations, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions, as the board of directors determines in its discretion. This authorization may operate to provide anti-takeover protection for the Company. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the board of directors does not believe is in the Company’s or the Company’s shareholders’ best interests, the board of directors has the ability to quickly issue shares of preferred stock with certain rights, preferences and limitations that could make the proposed takeover attempt more difficult to complete. Such preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a “poison pill.”

The authorization to issue preferred stock may also benefit present management. A potential acquiror may be discouraged from attempting a takeover because the board of directors possesses the authority to issue preferred stock. Thus, management may be able to retain its position more easily. The board of directors, however, does not intend to issue any preferred stock except on terms that the board of directors deems to be in the best interest of Renasant and its shareholders.

Shareholder’s Right to Call a Special Meeting. The Bylaws provide that a shareholder may not call a special meeting of shareholders unless such shareholder owns at least 50% of Renasant’s issued and outstanding stock. This requirement makes it more difficult for a third-party acquiror to call a shareholders’ meeting to vote on corporate matters.

Exhibit 4(i)

Advance Notice Requirements. The Bylaws require a shareholder who desires to nominate a candidate for election to the board of directors or to raise new business at an annual shareholders’ meeting to provide the Company advance notice not earlier than 120 days and not later than 90 days before the first anniversary of the immediately preceding year’s annual meeting. If the date of the annual meeting is advanced by more than 30 days or delayed by more than 90 days from the anniversary date of the previous year’s meeting, to be timely a shareholder must deliver advance notice not earlier than the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made if the public announcement is made less than 120 days prior to the annual meeting.

Under the Bylaws, a shareholder must also provide detailed information about the nominee or business and satisfy certain other conditions.

Amendment of Articles of Incorporation and Bylaws

Under Mississippi law, a corporation’s articles of incorporation generally may be amended if the votes cast by shareholders in favor of the amendment exceed the votes cast opposing the amendment, unless a greater number is specified in the articles. The affirmative vote of the holders of at least 80% of the total outstanding shares of the Company’s common stock is required to amend the provisions governing the fair price provisions in the Articles.

The Bylaws may be amended by a majority vote of the Company’s board of directors or the Company’s shareholders.